UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September 2022

Commission File Number: 001-35016

TROOPS, Inc.

21/F, 8 Fui Yiu Kok Street,

Tsuen Wan, New Territories,

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Changes of Registrant’s Certifying Accountants

On September 7, 2022, the Board of Directors of TROOPS, Inc. (the "Company") approved the dismissal of Yu Certified Public Accountant, P.C ("Yu CPA") as the Company’s independent registered public accounting firm, effective immediately.

Yu CPA’s reports on the financial statements of the Company for each of the fiscal years ended December 31, 2020 and 2021 did not contain an adverse opinion or disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principles. There were no disagreements between the Company and Yu CPA on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which disagreement(s), if not resolved to Yu CPA’s satisfaction, would have caused Yu CPA to make reference to the subject matter of the disagreements in their reports on the Company's consolidated financial statements for such periods.

During the Company’s years ended December 31, 2020 and 2021 and through September 7, 2022, there were no “reportable events” (defined below) requiring disclosure pursuant to Item 16F(a)(1)(iv) of Form 20-F. As used herein, the term “reportable event” means any of the items listed in paragraphs (a)(1)(v)(A)-(D) of Item 16F of Form 20-F.

The Company has provided Yu CPA with a copy of the foregoing disclosures and has requested that Yu CPA review such disclosures and provide a letter addressed to the Securities and Exchange Commission (“SEC”) as specified by Item 16F(a)(3) of Form 20-F. Attached as Exhibit 99.1 is a copy of Yu CPA’s letter addressed to the SEC relating to the statements made by the Company in this Report on Form 6-K.

On September 7, 2022, the audit committee of the board of directors of TROOPS, Inc. (the “Company”) approved the appointment of WWC, P.C. as the Company’s independent registered public accounting firm to perform independent audit services for the year ended December 31, 2022.

During the two fiscal years ended December 31, 2020 and 2021 and through September 7, 2022, neither the Company nor anyone on its behalf consulted WWC, P.C. regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or on the type of audit opinion that might be rendered on the consolidated financial statements of the Company, and neither a written report nor oral advice was provided to the Company that WWC, P.C. concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii)  any matter that was either the subject of a disagreement or a reportable event as described above.

About TROOPS, Inc.

TROOPS, Inc. is a conglomerate group of various businesses with its headquarters based in Hong Kong. The group is principally engaged in (a) money lending business in Hong Kong providing mortgage loans to high quality target borrowers (b) property investment to generate additional rental income and (c) the development, operation and management of an online financial marketplace that provides one-stop financial technology solutions including API services by leveraging artificial intelligence, big data and blockchain, and cloud computing (SaaS). The group’s vision is to operate as a conglomerate to build synergy within its own sustainable ecosystem thereby creating value to its shareholders. For more information about TROOPS, Inc., please visit our investor relations website: www.troops.co

Safe Harbor and Informational Statement

This announcement contains "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, including, without limitation, those with respect to the objectives, plans and strategies of the Company set forth herein and those preceded by or that include the words "believe," "expect," "anticipate," "future," "will," "intend," "plan," "estimate" or similar expressions, are "forward-looking statements". Forward-looking statements in this release include, without limitation, the effectiveness of the Company's multiple-brand, multiple channel strategy and the transitioning of its product development and sales focus and to a "light-asset" model, Although the Company's management believes that such forward-looking statements are reasonable, it cannot guarantee that such expectations are, or will be, correct. These forward looking statements involve a number of risks and uncertainties, which could cause the Company's future results to differ materially from those anticipated. These forward-looking statements can change as a result of many possible events or factors not all of which are known to the Company, which may include, without limitation, our ability to have effective internal control over financial reporting; our success in designing and distributing products under brands licensed from others; management of sales trend and client mix; possibility of securing loans and other financing without efficient fixed assets as collaterals; changes in government policy in China; China's overall economic conditions and local market economic conditions; our ability to expand through strategic acquisitions and establishment of new locations; compliance with government regulations; legislation or regulatory environments; geopolitical events, and other events and/or risks outlined in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F and other filings. All information provided in this press release and in the attachments is as of the date of the issuance, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TROOPS, Inc.

Date: September 9, 2022	By:	/s/ Raleigh Siu Lau
Raleigh Siu Lau
President and Chief Executive Officer